Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the nine months ended September 30, 2018 and 2017 and the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013.

	Nine Months Ended September 30,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013(a)
For the Group (IFRS)	9.10	7.45	6.64	4.53	4.76	10.91	19.57

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of September 30, 2018, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “ € ”).

At September 30, 2018
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	5,746
Current financial debt	9,434
Current portion of financial instruments for interest rate swaps liabilities	383
Other current financial instruments — liabilities	286
Financial liabilities directly associated with assets held for sale	-

Total current financial debt	15,849

Non-current financial debt	41,088
Non-controlling interests	2,430
Shareholders’ equity
Common shares	8,304
Paid-in surplus and retained earnings	123,167
Currency translation adjustment	(10,321)
Treasury shares	(2,957)

Total shareholders’ equity — Group share	118,193

Total capitalization and non-current indebtedness	161,711

As of September 30, 2018, TOTAL S.A. had an authorized share capital of 3,695,336,450 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,666,383,509 ordinary shares (including 46,526,360 treasury shares from shareholders’ equity).

As of September 30, 2018, approximately $2,527 million of the Group’s non-current financial debt was secured and approximately $39,302 million was unsecured, and all of the Group’s current financial debt of $9,434 million was unsecured. As of September 30, 2018, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. Since September 30, 2018, Total Capital International has issued non-current financial debt of €200,000,000 maturing in 12 years (or approximately $230,260,000 million using the €/$ exchange rate on October 19, 2018 of €1 = $1.1513 as released by the Board of Governors of the Federal Reserve System on October 22, 2018) and Total Capital has issued non-current financial debt of $1,000,000,000 with a maturity date of 10 years. For more information about TOTAL’s commitments and contingencies, see Note 13 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 16, 2018.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since September 30, 2018.